UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On February 16, 2025, GCL Global Global Holdings Ltd. (the “Company”) issued an updated press release relating to the commencement of trading of its ordinary shares on the Nasdaq Global Select Market, and its warrants on the Nasdaq Capital Market on February 14, 2025. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. The Company is including in this filing updated investor presentation materials, a copy of which is attached as Exhibit 99.2 hereto.

Exhibits

99.1	Press release (Update) dated February 16, 2025.
99.2	Investors Presentation (update) dated February 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 18, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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